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                                                                      EXHIBIT 12

                            TYCO INTERNATIONAL LTD.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

   The ratio of earnings to fixed charges for the quarter ended December 31, 2000, was computed based on Tyco's Quarterly Report on Form 10-Q filed on February 13, 2001. The ratio of earnings to fixed charges for the fiscal years ended September 30, 2000, 1999 and 1998 was computed based on Tyco's historical consolidated financial statements included in Tyco's Annual Report on Form 10-K filed on December 21, 2000. The ratio of earnings to fixed charges for the nine months ended September 30, 1997 was computed based on Tyco's consolidated financial statements included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The ratio of earnings to fixed changes for the year ended December 31, 1996 was computed based on the consolidated financial statements included in Tyco's Current Report on Form 8-K filed on June 3, 1999.

                                                                   Nine Months
                         Quarter Ended  Year Ended September 30,      Ended      Year Ended
                         December 31,  -------------------------- September 30, December 31,
                             2000        2000     1999     1998       1997(5)       1996
                         ------------- -------- -------- -------- ------------- ------------
                                             (in millions, except ratio)
Earnings:
  Income (loss) before
   extraordinary items
   and cumulative effect
   of accounting
   changes..............   $1,009.2    $4,520.1 $1,067.7 $1,168.6    $(348.5)      $ 49.4
  Income taxes..........      529.5     1,926.0    637.5    534.2      348.1        469.4
  Minority interest.....       12.5        18.7      --       --         --           --
                           --------    -------- -------- --------    -------       ------
                            1,551.2     6,464.8  1,705.2  1,702.8       (0.4)       518.8
                           --------    -------- -------- --------    -------       ------
Fixed Charges:
  Interest expense(2)...      226.1       844.8    547.1    307.9      170.0        238.5
  Rentals(3)............       36.9       147.6    127.0    110.6       81.0         99.3
                           --------    -------- -------- --------    -------       ------
                              263.0       992.4    674.1    418.5      251.0        337.8
                           --------    -------- -------- --------    -------       ------
Earnings before income
 taxes and fixed
 charges................   $1,814.2    $7,457.2 $2,379.3 $2,121.3    $ 250.6       $856.6
                           ========    ======== ======== ========    =======       ======
Ratio of earnings to
 fixed charges(4).......       6.90        7.51     3.53     5.07       1.00         2.54

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(1) On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997,
    Tyco merged with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). These five combinations were accounted for under the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers, except that the calculation presented above for the period prior to January 1, 1997 does not include Inbrand due to immateriality.

    Prior to their respective mergers, AMP, US Surgical, Keystone and ADT had December 31 year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a December 31 year end for AMP, US Surgical, Former Tyco, Keystone and ADT for the year ended December 31, 1996.

(2) Interest expense consists of interest on indebtedness and amortization of debt expense.

(3) One-third of net rental expense is deemed representative of the interest factor.

(4) Earnings for the quarter ended December 31, 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 include net merger, restructuring and other non-recurring charges of $43.1 million (of which $25.0 million is included
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    in cost of sales), $176.3 million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million and $344.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $7.4 million, $99.0 million, $507.5 million, $148.4 million and $744.7 million in the quarter ended December 31, 2000, the fiscal years ended September 30, 2000 and 1999, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. Earnings for the quarter ended December 31, 2000 also include a $410.4 million gain on the sale of businesses. Earnings for the fiscal year ended September 30, 2000 also include a $1.76 billion gain on the issuance of common shares by a subsidiary. Earnings for the quarter ended December 31, 2000 and the nine months ended September 30, 1997 also include a write-off of purchased in-process research and development of $184.3 million and $361.0 million, respectively.

    On a supplemental basis, the ratio of earnings to fixed charges excluding net merger, restructuring and other non-recurring charges, charges for the impairment of long-lived assets, gain on the sale of businesses, gain on the issuance of common shares by a subsidiary and the write-off of purchased in-process research and development would have been 6.23x, 6.02x, 5.82x, 5.68x, 6.81x and 5.76x for the quarter ended December 31, 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(5) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.